UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 20, 2019

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk expects to meet its current long-term financial targets and introduces strategic aspirations at the Capital Markets Day 2019

Bagsværd, Denmark, 20 November 2019 - Novo Nordisk is today hosting a Capital Markets Day where the company is introducing its strategic aspirations.

Based on the latest financial guidance provided in connection with the financial report for the first nine months of 2019, Novo Nordisk is on track to meet its current long-term financial targets comprising average operating profit growth of 5%, cash-to-earnings of 85% (3-year average) and operating profit after tax over net operating assets (OPAT/NOA) of 80%.

To reflect the broad growth aspects of Novo Nordisk across therapy areas and geographies, the current approach to long-term financial targets focusing on specific financial aspects is no longer sufficiently describing Novo Nordisk’s future growth outlook. Consequently, Novo Nordisk is replacing the current long-term financial targets structure with a more comprehensive approach describing the future growth aspirations of the company under the headline: strategic aspirations for 2025.

The strategic aspirations reflecting the sustained growth opportunities until 2025 are intended to cover future growth drivers of Novo Nordisk and thereby providing investors with an understanding of Novo Nordisk’s growth and investment opportunities across therapy areas and geographies.

The strategic aspirations are based on four dimensions:

Purpose and sustainability: Novo Nordisk is a company with a clear purpose and with the aspiration to be respected for adding value to society.

Innovation: Novo Nordisk has a clear therapeutic focus and aspiration to bring innovative treatment to people with serious chronic diseases.

Commercial execution: Novo Nordisk sees solid growth opportunities across therapeutic areas and geographies with its broad product portfolio and market-fit approach.

Financial outlook: Novo Nordisk is driving operational efficiencies and expects solid sales and operating profit growth leading to attractive capital allocation to shareholders.

Throughout today’s presentations, Novo Nordisk is presenting the strategic aspirations for the four dimensions, which reflect the aspirations across therapy areas and commercial units. During the day, based on the Novo Nordisk corporate strategy, senior management presentations are covering the therapeutic areas: Diabetes, Obesity, Biopharm and Other serious chronic diseases as well as all commercial regions including North America Operations and the five regions in International Operations. In addition, Novo Nordisk’s approaches to innovation, product supply and financials are presented.

“Novo Nordisk is on track to meet its current long-term financial targets, and we have therefore decided to introduce our new strategic aspirations covering the future growth opportunities,” said Lars Fruergaard Jørgensen, CEO of Novo Nordisk. “We believe the future growth opportunities for Novo Nordisk are very promising and with the introduction of the strategic aspirations, we are now providing a more comprehensive approach to describe our growth drivers.”

All main sessions of the Capital Markets Day 2019 are webcast live, and a replay will be made available on the investor section of novonordisk.com. Presentation material for the Capital Markets Day 2019 will be also available throughout the day on the investor section of novonordisk.com.

Novo Nordisk is a global healthcare company with more than 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 42,200 people in 80 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg (US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 70 / 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 20, 2019	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer